Exhibit 99.1

ASX, Nasdaq and Media Release

31 August 2023

Opthea Retail Entitlement Offer Opens

•	On Monday, 28 August 2023 OPT announced that it had successfully completed the placement and institutional entitlement offer components of its previously announced capital raising.

•	The fully underwritten Retail Entitlement Offer to raise a further approximately A$16.3m will open today, Thursday, 31 August 2023, and close at 5:00pm (Melbourne time) on Thursday, 14 September 2023

•	OPT has dispatched personalized details of the Retail Entitlement Offer

Melbourne, Australia; 31 August 2023 – Opthea Limited (Opthea or the Company) (ASX:OPT; NASDAQ:OPT) is pleased to announce that the retail component of its fully underwritten 1 for 3.07 pro-rata accelerated non-renounceable entitlement offer (Retail Entitlement Offer) of new fully paid ordinary shares in Opthea (New Shares) and the issue of options to acquire fully paid ordinary shares in Opthea (Options) on a 1 for 2 basis to participants issued New Shares under the Retail Entitlement Offer opens today.

Opthea also advises that it will today complete dispatch of the following documents to Eligible Shareholders (as defined in Opthea’s prospectus, which was lodged with ASIC on Thursday, 24 August 2023 (Prospectus)):

•	to Eligible Shareholders who nominated to receive documents from Opthea by electronic means, personalized details of the Retail Entitlement Offer by such electronic means; and

•	to any other Eligible Shareholder, a letter notifying them of the Retail Entitlement Offer and providing instructions on how to participate in the Retail Entitlement Offer,

including in each case, details of how to access the Prospectus.

The Prospectus contains information about the Retail Entitlement Offer of New Shares and the issue of Options on a 1 for 2 basis to participants issued New Shares under the Retail Entitlement Offer and Opthea’s preceding institutional entitlement offer and institutional placement, details of which were announced to ASX on Thursday, 24 August 2023.

As announced on Thursday, 24 August 2023, the proceeds from the capital raising will be used to advance the clinical development of OPT-302 for the treatment of wet AMD, including to progress the Phase 3 clinical program and for general corporate purposes.

A copy of the Prospectus is available to Eligible Shareholders at www.computersharecas.com.au/opt2023offer and a letter to retail shareholders who are ineligible to participate in the Retail Entitlement Offer notifying them of their ineligibility to participate has also been dispatched (an example of which is attached).

[1]	Assumes AUD/USD exchange rate of A$1.00/US$0.64

Fully Underwritten Retail Entitlement Offer

The Retail Entitlement Offer opens today, Thursday, 31 August 2023 and is expected to close at 5:00pm (Melbourne time) on Thursday, 14 September 2023. Eligible Shareholders may opt to take up all, part or none of their entitlement. Eligible Shareholders will also have the opportunity to apply for and be allocated additional New Shares up to 25% of their entitlement (subject to scale back at the sole discretion of Opthea).

Opthea may (in its absolute discretion) extend the Retail Entitlement Offer to any institutional shareholder that was eligible to, but was not invited to participate in, the institutional entitlement offer (subject to compliance with relevant laws).

Application monies must be received prior to the end of the offer period in accordance with the Prospectus.

New Options

Participants in the Retail Entitlement Offer will receive 1 option, each exercisable at A$0.80 per option and expiring on 31 August 2025 (New Options), for every 2 New Shares issued under Retail Entitlement Offer. The offer of New Options is made under the Prospectus.

All New Options are expected to be issued upon allotment of the Retail Entitlement Offer and, subject to satisfying spread requirements set out in ASX Listing Rule 2.5, condition 6, the options are intended to be quoted on the ASX.

The full terms and conditions of the New Options are set out in the Prospectus. Copies of the Prospectus are available on the ASX website and at www.opthea.com.

Timetable

The timetable below is indicative only and subject to change. The Company reserves the right to alter the dates below in its full discretion and without prior notice, subject to the ASX Listing Rules and the Corporations Act 2001 (Cth).

Item	Date

Trading Halt and announcement of the Equity Raising, lodgement of Offer Documents, including Prospectus with ASIC	Thursday, August 24, 2023

Institutional Placement and Institutional Entitlement Offer opens	Thursday, August 24, 2023

Institutional Placement and Institutional Entitlement Offer closes	Friday, August 25, 2023

Announcement of completion of the Institutional Entitlement offer, trading halt lifted, existing securities recommence trading	Monday, August 28, 2023

Record Date Entitlement Offer	Monday, August 28, 2023

Despatch of Offer Prospectus	Thursday, August 31, 2023

Retail Entitlement Offer opens	Thursday, August 31, 2023

Settlement of New Shares issued under the Institutional Entitlement Offer and Placement	Friday, September 1, 2023

Allotment of New Shares issued under the Institutional Entitlement Offer and Placement	Monday, September 4, 2023

Retail Entitlement Offer closes	Thursday, September 14, 2023

Settlement of New Shares under the Retail Entitlement Offer and any shortfall	Wednesday, September 20, 2023

Announcement of results of the Retail Entitlement Offer and notification of any shortfall	Thursday, September 21, 2023

Allotment and issue of New Shares and Options under the Retail Entitlement Offer, and New Options issued under the Institutional Entitlement Offer and Placement	Thursday, September 21, 2023

Trading commences on a normal basis for New Shares issued under the Retail Entitlement Offer	Friday, September 22, 2023

Despatch of holding statements for New Shares issued under the Retail Entitlement Offer	Monday, September 25, 2023

About Opthea Limited

Opthea (ASX:OPT; Nasdaq: OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “anticipate”, “estimate”, “intend”, “believe”, “guidance”, “should”, “could”, “may”, “will”, “predict”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future financial position and performance including the preliminary estimated unaudited financial information and pro forma data, are also forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding the timetable, conduct and outcome of the Offer and the use of the proceeds thereof, the therapeutic and commercial potential and size of estimated market opportunity of the Company’s product in development, the viability of future opportunities, future market supply and demand, the expected receipt of payments (including the additional potential increase of US$50 million of funding under the Development Funding Agreement (“DFA”)) and the timing of such payments, Opthea’s expected cash runway, the expected timing of completion of patient enrollment under the clinical trials and timing of top-line data, expectations about topline data and other observations and expectations based on masked pooled data, the financial condition, results of operations and businesses of Opthea, certain plans, objectives and strategies of the management of Opthea, including with respect to the current and planned clinical trials of its product candidate, and the future performance of Opthea. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions.

Forward-looking statements, including projections, guidance on the future financial position of the Company including the preliminary estimated unaudited financial information and pro forma data, are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the availability of funding, the receipt of funding under the DFA (including the additional potential increase of US$50 million of funding under the DFA), future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate OPT-302 safety, tolerability and therapeutic efficacy, additional analysis of data from Opthea’s Phase 3 clinical trials once unmasked, timing of completion of Phase 3 clinical trial patient enrollment and CRO and labor costs, intellectual property protections, the successful completion of the Offer, completion of management’s and the Company’s audit and risk committee’s review and the Company’s other closing processes, and other factors that are of a general nature which may affect the future operating and financial performance of the Company. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based.

Not an offer

This ASX announcement is not a disclosure document and should not be considered as investment advice. The information contained in this ASX announcement is for information purposes only and should not be considered an offer or an invitation to acquire Company securities or any other financial products and does not and will not form part of any contract for the acquisition of New Shares.

In particular, this ASX announcement does not constitute an offer to sell, or a solicitation of any offer to buy, any securities in the United States or any other jurisdiction in which such an offer would be illegal or impermissible. The securities to be offered and sold in the Placement and SPP have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States. Accordingly, the securities to be offered and sold in the Placement and SPP may only be offered and sold outside the United States in “offshore transactions” (as defined in Rule 902(h) under Regulation S of the U.S. Securities Act (“Regulation S”)) in reliance on Regulation S, unless they are offered and sold in a transaction registered under, or exempt from, or in a transaction not subject to, the registration requirements of, the U.S. Securities Act and applicable U.S. state securities laws.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:

U.S.A. & International:	Australia:
Megan Baldwin, CEO	Rudi Michelson
Opthea Limited	Monsoon Communications
Tel: +61 447788674	Tel: +61 (0) 3 9620 3333
Megan.baldwin@opthea.com

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Join our email database to receive program updates:

Tel: +61 (0) 3 9826 0399   Email: info@opthea.com   Web: www.opthea.com

OPT

MR SAM SAMPLE

123 SAMPLE STREET

SAMPLETOWN VIC 3000

X 9999999991	I ND

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES

31 August 2023

Dear Shareholder

OPTHEA LIMITED (ASX:OPT) - RETAIL ENTITLEMENT OFFER NOW OPEN

On Thursday, 24 August 2023, Opthea Limited (ABN 32 006 340 567) (the Company or Opthea) announced that it was conducting an institutional placement (Placement) to raise approximately A$10.0 million and a fully underwritten 1 for 3.07 pro rata accelerated non-renounceable entitlement offer (Entitlement Offer, together with the Placement, the Capital Raising) of new fully paid ordinary shares in the Company (New Shares), to raise approximately A$70.0 million, in each case at a price of A$0.46 per New Share (Offer Price). Participants in the Placement and Entitlement Offer will also be offered, for no additional consideration, 1 option, each exercisable at A$0.80 per option and expiring on 31 August 2025 (New Options), for every 2 New Shares issued under the Placement and Entitlement Offer.

The Entitlement Offer comprises an institutional entitlement offer (Institutional Entitlement Offer) and an offer to eligible retail shareholders (as defined below) (Retail Entitlement Offer) at the same Offer Price and Offer Ratio. The Placement and Institutional Entitlement Offer have closed and the results (including in relation to the increased Placement size) were announced to ASX on Monday, 28 August 2023.

The proceeds of the Capital Raising will be used to continue advancing the clinical development of OPT-302 for the treatment of wet Age-related Macular Degeneration (wet AMD), including to progress the Company’s Phase 3 clinical trials and for general corporate purposes. Please refer to Opthea’s Announcement, Investor Presentation and Prospectus lodged with the Australian Securities Exchange (ASX) on Thursday, 24 August 2023 for further details.

Entitlement Offer

The purpose of this letter is to inform you about the Retail Entitlement Offer and to explain that if you are an eligible retail shareholder (see below), you will be able to subscribe for 1 New Share for every 3.07 existing Opthea fully paid ordinary shares (Shares) held by you at 7:00pm (Melbourne time) on Monday, 28 August 2023 (Record Date) at the Offer Price (being the same offer price per New Share under the Placement and Institutional Entitlement Offer), while also receiving, for no additional consideration, 1 New Option for every 2 New Shares.

New Shares issued under the Entitlement Offer will be fully paid and rank equally with existing Shares from the date of issue.

The Entitlement Offer is fully underwritten by MST Financial Services Pty Ltd (Underwriter).

The Retail Entitlement Offer is being made by the Company pursuant to a transaction specific prospectus which was lodged with the Australian Securities and Investments Commission (ASIC) and ASX on Thursday, 24 August 2023.

Eligible Retail Shareholders

The Retail Entitlement Offer is only open to Eligible Shareholders. An Eligible Shareholder is a person who:

•	is registered the holder of Shares as at 7.00pm (Melbourne time) on the Record Date;

•	has a registered address in Australia or New Zealand;

•

is not in the United States and are not a “U.S. person” (as defined in Regulation S under the United States Securities Act of 1933) nor acting for the account or benefit of a person in the United States, a U.S. person or a person or elsewhere outside Australia or New Zealand; and

•	does not hold Shares on behalf of another person who resides outside Australia or New Zealand (unless they hold Shares in another eligible capacity).

Shareholders who are not Eligible Shareholders are ineligible retail shareholders and are consequently unable to participate in the Retail Entitlement Offer.

Prospectus

This letter is not an offer document but is a notice of some key terms and conditions of the Retail Entitlement Offer. Full details of the Retail Entitlement Offer are set out in the Prospectus (Prospectus).

Eligible Shareholders can access a copy of the Prospectus via the offer website at www.computersharecas.com.au/opt2023offer, together with a personalised Application Form which contains details of their Entitlement under the Retail Entitlement Offer.

For further information, please contact the Opthea Offer Information Line on 1300 850 505 (within Australia) or +61 3 9415 5000 (outside Australia) between 8:30am and 5:00pm (Melbourne time) Monday to Friday (excluding public holidays) during the Offer Period or visit the offer website at www.computersharecas.com.au/opt2023offer, before the close of the Retail Entitlement Offer at 5.00pm (Melbourne time) on Thursday, 14 September 2023.

You should read the Prospectus carefully and in its entirety before deciding whether to participate in the Retail Entitlement Offer.

Actions which may be taken by Eligible Shareholders

If you are an Eligible Shareholder, you may take any one of the following actions:

•	take up all of your Entitlement;

•

take-up all of your Entitlement and apply for additional New Shares up to 25% of your Entitlement under the Top-Up Facility (subject to scaleback in Opthea’s discretion, which may include having regard to the pro rata Entitlement of Eligible Shareholders);

•	take up part of your Entitlement and allow the balance to lapse; or

•	do nothing, in which case your Entitlement will lapse and you will receive no value for those lapsed Entitlements.

Your Entitlement under the Retail Entitlement Offer may have value and it is important you determine whether to take up (in whole or in part) or do nothing in respect of your Entitlement. There are a number of matters that you should consider in relation to taking up your Entitlement. You should ensure that you understand the tax consequences of any action that you take, and you should consider seeking advice from your professional adviser.

The Entitlement Offer is non-renounceable and therefore your Entitlement will not be tradeable on the ASX or any other exchange, cannot be sold and is not otherwise transferable. This means that you will not receive any value for Entitlements you do not take up and your percentage shareholding in the Company will be reduced.

Taking up an Entitlement

If you wish to take up all, or part of, your Entitlement under the Retail Entitlement Offer, please pay your Application Monies by following the instructions set out on the personalised Application Form. If you are unable to pay by BPAY® (because you are a New Zealand based shareholder without an Australian bank account) or are having difficulty paying by BPAY® please visit the offer website at www.computersharecas.com.au/opt2023offer.

Application Monies must be received before 5:00pm (Melbourne time) on Thursday, 14 September 2023.

Custodians and nominees should refer to section 2.13 of the Prospectus for further information.

Key dates

Event	Date* (Melbourne, Australia Time)

Lodgement of Prospectus and trading halt	Thursday, 24 August 2023

Record Date for the Retail Entitlement Offer	7.00pm on Monday, 28 August 2023

Retail Entitlement Offer opens	9.00am on Thursday, 31 August 2023

Issue of New Shares under the Placement and the Institutional Entitlement Offer	Monday, 4 September 2023

Retail Entitlement Offer closes	5.00pm on Thursday, 14 September 2023

Allotment of New Shares under the Retail Entitlement Offer and Options	Thursday, 21 September 2023

Commencement of trading of New Shares and Options on ASX	Friday, 22 September 2023

Dispatch of holding statements	Monday, 25 September 2023

*

The timetable is indicative only and subject to change. The Company retains the discretion, subject to the ASX Listing Rules and the Corporations Act, to alter any or all of these key dates at its discretion (generally or in particular cases), without prior notice, including extending the Closing Date or to withdraw the Offers without prior notice. Applicants are encouraged to submit their Application Forms (if applicable) as soon as possible.

Additional Information

Further details of the Entitlement Offer are set out in the ASX announcement, Investor Presentation and Prospectus lodged with ASX on Thursday, 24 August 2023. The Prospectus is also available at www.computersharecas.com.au/opt2023offer.

Thank you for your continued support of Opthea.

Yours sincerely,

Dr. Jeremy Levin

Board Chairman

Opthea Limited

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

This ASX announcement contains certain forward-looking statements, , including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “anticipate”, “estimate”, “intend”, “believe”, “guidance”, “should”, “could”, “may”, “will”, “predict”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future financial position and performance including the preliminary estimated unaudited financial information and pro forma data, are also forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding the timetable, conduct and outcome of the Offer and the use of the proceeds thereof, the therapeutic and commercial potential and size of estimated market opportunity of the Company’s product in development, the viability of future opportunities, future market supply and demand, the expected receipt of payments (including the additional potential increase of US$50 million of funding under the Development Funding Agreement (“DFA”)) and the timing of such payments, Opthea’s expected cash runway, the expected timing of completion of patient enrollment under the clinical trials and timing of top-line data, expectations about topline data and other observations and expectations based on masked pooled data, the financial condition, results of operations and businesses of Opthea, certain plans, objectives and strategies of the management of Opthea, including with respect to the current and planned clinical trials of its product candidate, and the future performance of Opthea. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions.

Forward-looking statements, including projections, guidance on the future financial position of the Company including the preliminary estimated unaudited financial information and pro forma data, are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the availability of funding, the receipt of funding under the DFA (including the additional potential increase of US$50 million of funding under the DFA), future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate OPT-302 safety, tolerability and therapeutic efficacy, additional analysis of data from Opthea’s Phase 3 clinical trials once unmasked, timing of completion of Phase 3 clinical trial patient enrollment and CRO and labor costs, intellectual property protections, the successful completion of the Offer, completion of management’s and the Company’s audit and risk committee’s review and the Company’s other closing processes, and other factors that are of a general nature which may affect the future operating and financial performance of the Company. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based.

Not an offer

This ASX announcement is not a disclosure document and should not be considered as investment advice. The information contained in this ASX announcement is for information purposes only and should not be considered an offer or an invitation to acquire Company securities or any other financial products and does not and will not form part of any contract for the acquisition of New Shares.

In particular, this ASX announcement does not constitute an offer to sell, or a solicitation of any offer to buy, any securities in the United States or any other jurisdiction in which such an offer would be illegal or impermissible. The securities to be offered and sold in the Placement and SPP have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States. Accordingly, the securities to be offered and sold in the Placement and SPP may only be offered and sold outside the United States in “offshore transactions” (as defined in Rule 902(h) under Regulation S of the U.S. Securities Act (“Regulation S”)) in reliance on Regulation S, unless they are offered and sold in a transaction registered under, or exempt from, or in a transaction not subject to, the registration requirements of, the U.S. Securities Act and applicable U.S. state securities laws.

Company & Media Enquiries:

U.S.A. & International:	Australia:
Megan Baldwin, CEO	Rudi Michelson
Opthea Limited	Monsoon Communications
Tel: +61 447788674	Tel: +61 (0) 3 9620 3333
Megan.baldwin@opthea.com

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Join our email database to receive program updates:

Tel: +61 (0) 3 9826 0399   Email: info@opthea.com   Web: www.opthea.com

OPT

MR SAM SAMPLE

123 SAMPLE STREET

SAMPLETOWN VIC 3000

NOT FOR RELEASE OR DISTRIBUTION IN THE UNITED STATES

31 August 2023

Dear Sir/Madam

Accelerated non-renounceable pro-rata entitlement offer—Notification to ineligible shareholders

On 24 August 2023, Opthea Limited (ASX:OPT) (“Opthea”) announced an equity raising of up to A$80.0 comprising of:

•	an institutional placement of new fully paid ordinary shares in Opthea (“New Shares”) to raise approximately A$10.0 million (“Placement”). Opthea in its sole discretion reserved the right to raise additional funds under the Placement; and

•	a fully underwritten 1 for 3.07 accelerated non-renounceable pro-rata entitlement offer of New Shares to eligible existing shareholders to raise approximately A$70.0 million (“Entitlement Offer”),

(together, the “Offer”) in each case at a price of A$0.46 per New Share (“Offer Price”).

Eligible persons who subscribe for, and are allocated, New Shares under the Offer are also entitled to receive 1 new option over fully paid ordinary shares for every 2 New Shares issued, each with an exercise price of A$0.80 and an expiry date of 31 August 2025 (“New Options”).

The Offer and use of proceeds

The proceeds of the Offer are being used to continue advancing the clinical development of OPT-302 for the treatment of wet AMD, including to progress the Phase 3 clinical program and for general corporate purposes.

More detail is provided in Opthea’s Investor Presentation and Prospectus released to the Australian Securities Exchange (“ASX”) on Thursday, 24 August 2023.

MST Financial Services Pty Limited (“MST”) is acting as the lead manager and bookrunner for the Offer and underwriter to the Entitlement Offer.

This notice is to inform you about the Entitlement Offer and to explain why you will not be able to subscribe for New Shares under the Entitlement Offer (and will therefore be ineligible to receive any New Options). This letter is not an offer to issue entitlements or New Shares (or New Options) to you, nor an invitation for you to apply for entitlements or New Shares (or New Options). You are not required to do anything in response to this letter but there may be financial implications for you as a result of the Entitlement Offer that you should be aware of.

Details of the Entitlement Offer

The Entitlement Offer comprises an institutional entitlement offer (“Institutional Entitlement Offer”) and an offer to Eligible Retail Shareholders (as defined below) to participate on the same terms (“Retail Entitlement Offer”). The Institutional Entitlement Offer and Placement have already closed and the results (including the increased Placement size) were announced to the ASX on Monday, 28 August 2023.

Details regarding the Retail Entitlement Offer are set out in the Prospectus lodged with the Australian Securities Investments Commission (“ASIC”) and released on ASX on Thursday, 24 August 2023 (“Prospectus”).

Eligibility criteria

Opthea has determined, pursuant to section 9A(3) of the Corporations Act 2001 (Cth) (“Corporations Act”) and Listing Rule 7.7.1(a) of the ASX Listing Rules, that it would be unreasonable to make offers to Opthea shareholders in certain countries in connection with the Retail Entitlement Offer. This is because of the small number of Opthea shareholders in each of those countries, the number and value of fully paid ordinary shares in Opthea (“Shares”) which those Opthea shareholders hold and the cost of complying with the applicable laws and regulations and the requirements of any regulatory authority in jurisdictions outside Australia and New Zealand.

Accordingly, in compliance with section 9A(3) of the Corporations Act and ASX Listing Rule 7.7.1(b), Opthea wishes to inform you that it will not be extending the Retail Entitlement Offer to you, Opthea will not be sending an application form under the Prospectus to you and you will not be able to subscribe for New Shares (or New Options) under the Retail Entitlement Offer.

Eligible Retail Shareholders

In order to comply with relevant securities laws, the Retail Entitlement Offer is only open to those holders of securities in Opthea who:

•	are registered as the holder of Shares as at 7.00pm (Melbourne time) on the Record Date (being Monday, 28 August 2023);

•	have a registered address in Australia or New Zealand;

•	are not in the United States nor acting for the account or benefit of a person in the United States or elsewhere outside Australia or New Zealand; and

•	do not hold Shares on behalf of another person who resides outside Australia or New Zealand (unless they hold Shares in another eligible capacity).

Such shareholders are referred to in this letter as “Eligible Retail Shareholders”.

Shareholders who are not Eligible Retail Shareholders are ineligible retail shareholders and are consequently unable to participate in the Retail Entitlement Offer.

Notwithstanding the above, Opthea may (in its absolute discretion) agree to extend the Retail Entitlement Offer to any institutional shareholder (subject to compliance with applicable laws).

Non-renounceable offer

As with the Institutional Entitlement Offer, the Retail Entitlement Offer is non-renounceable. Entitlements in respect of New Shares you would have been entitled to if you were an Eligible Retail Shareholder will lapse. A number of New Shares (and New Options) equal to the number that you would otherwise be entitled to subscribe for under the Retail Entitlement Offer will be subscribed for by MST and/or the sub-underwriters, or may be acquired by Eligible Retail Shareholders under the top-up facility at the Offer Price. As a result, no amount will be payable by you and you will not otherwise receive any payment or value for entitlements in respect of any New Shares that would have been offered to you if you were an Eligible Retail Shareholder. As a result, you will also not be issued any New Options.

Further details in respect of the Offer (including details of eligibility) can be found on the announcements platform of ASX (www.asx.com.au).

Further information

General queries on the Offer may be directed to Megan Baldwin, PhD, Managing Director and Chief Executive Officer

(email: megan.baldwin@opthea.com; phone: +61 447 788 674).

Thank you for your continued support of Opthea and I trust you understand Opthea’s position on this matter.

Yours sincerely

Dr. Jeremy Levin

Board Chairman

IMPORTANT NOTICE AND DISCLAIMER

Determination of eligibility of investors for the purposes of the institutional or retail components of the Entitlement Offer is determined by reference to a number of matters, including legal and regulatory requirements, logistical and registry constraints and the discretion of Opthea and MST. Each of Opthea and MST and each of their respective related bodies corporate (as defined in the Corporations Act) and affiliates and each of their respective directors, officers, employees, partners, consultants, contractors, agents and advisers disclaim any duty or liability (including, without limitation, any liability arising from fault, negligence or negligent misstatement) in respect of that determination and the exercise or otherwise of that discretion, to the maximum extent permitted by law.

This letter is not a prospectus or offering document under Australian law or under any other law. No action has been or will be taken to register, qualify or otherwise permit a public offering of the New Shares or New Options in any jurisdiction outside Australia. This letter is for information purposes only and does not constitute or form part of an offer, invitation, solicitation, advice or recommendation with respect to the issue, purchase or sale of any New Shares or New Options in Opthea.

The provision of this letter is not, and should not be considered as, financial product advice. The information in this document is general information only and does not take into account your individual objectives, taxation position, financial situation or needs. If you are unsure of your position, please contact your accountant, tax advisor, stockbroker or other professional adviser.

NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES

This document may not be released or distributed in the United States or in any other jurisdiction in which such an offer would be illegal. This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or in any other jurisdiction in which such an offer would be illegal. The offer and sale of the New Securities have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States, and the New Securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act and any applicable United States state securities laws (which Opthea is not obligated to do), or are offered and sold pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States.